SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                      McDonald & Company Investments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

Common Stock, par value $1.00 per share, of McDonald & Company Investments, Inc.
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    580047108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Daniel R. Stolzer
                  Vice President and Associate General Counsel
                                127 Public Square
                              Cleveland, Ohio 44114
                                 (216) 689-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g) check the following box [_].






                         (Continued on following pages)
                              (Page 1 of 10 pages)

--------------------------------------------------------------------------------
CUSIP NO. 580047108                     13D                 Page 2 of 10 Pages
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS                                   KEYCORP
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                             IRS# 34-6542451
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                               WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [  ]

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             OHIO

--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER            3,723,110*
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER          0
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER       3,706,168*
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER     12,806

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,832,610*

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [  ]
     CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              17.3%**

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                        CO, HC

--------------------------------------------------------------------------------

* BENEFICIAL OWNERSHIP OF 3,669,088 SHARES OF COMMON STOCK REPORTED HEREUNDER IS BEING REPORTED SOLELY AS A RESULT OF THE STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. THE OPTION GRANTED PURSUANT TO THE STOCK OPTION AGREEMENT HAS NOT YET BECOME EXERCISABLE. KEYCORP EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES.

** GIVES EFFECT TO THE ISSUANCE OF COMMON STOCK SUBJECT TO THE STOCK OPTION AGREEMENT.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $1.00 per share ("Company Common Stock"), of McDonald & Company Investments, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 800 Superior Avenue, Cleveland, Ohio 44114.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(c) and (f) This statement is being filed by KeyCorp, an Ohio corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("KeyCorp"). The principal business offices of KeyCorp are located at 127 Public Square, Cleveland, Ohio 44114. KeyCorp has one principal banking subsidiary, KeyBank National Association, the assets of which currently constitute substantially all of the assets of KeyCorp.

          The names of the directors and executive officers of KeyCorp and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

          (d)-(e) Neither KeyCorp, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither KeyCorp nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As more fully described in Item 4, the Company has granted to KeyCorp an option pursuant to which KeyCorp has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 3,669,088 shares of Company Common Stock (subject to adjustment in certain circumstances) at a price per share equal to $30.8125 (the "Option"). Certain terms of the Option are summarized in Item 4.

          If the Option were exercisable and KeyCorp were to exercise the Option on the date hereof, the funds required to purchase the shares of Company Common Stock issuable upon such exercise would be $113,053,774. It is currently anticipated that such funds would be derived from working capital.

          Subject to market conditions and developments with respect to the Merger, KeyCorp may purchase shares of Company Common Stock in the open market or in privately negotiated transactions. It is currently anticipated that any funds used to make such purchases would be derived from working capital.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          (a)-(j) KeyCorp is seeking to acquire the entire equity interest in the Company pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

          The Merger Agreement. The Company and KeyCorp have entered into an Agreement and Plan of Merger, dated as of June 15, 1998 (the "Merger Agreement"), pursuant to which the Company will be merged with and into KeyCorp (the "Merger"), with KeyCorp being the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Company Common Stock will be converted into the right to receive $35.00 of the Common Stock, par value $1.00 per share

("KeyCorp Common Stock"), of KeyCorp, subject to possible adjustments if the price per share of KeyCorp Common Stock is below $33.00 or above $44.50 per share at the Effective Time (the "Exchange Ratio"). The Certificate of Incorporation and Bylaws of KeyCorp as in effect immediately prior to the Merger will be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

          As a result of the Merger, the Company will cease to exist as a separate legal entity.

          If, after the date of the Merger Agreement but prior to the Effective Time, the shares of KeyCorp Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change (regardless of the method of effectuation of any of the foregoing, including by way of a merger or otherwise) in the capitalization of KeyCorp, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio. As of the Effective Time, each share of Company Common Stock held directly by the Company or one of its subsidiaries, will be canceled, and no exchange or payment will be made with respect thereto.

          The Merger is subject to various regulatory approvals, including the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the approval of the stockholders of the Company and the satisfaction of other terms and conditions set forth in the Merger Agreement.

          As a result of the Merger, the Company Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"). In addition, the Company Common Stock will be eligible for delisting from the New York Stock Exchange, where it has been traded under the symbol "MDD".

          The Option Agreement. In connection with the Merger Agreement, KeyCorp and the Company entered into a Stock Option Agreement, dated as of June 15, 1998 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted KeyCorp an Option to purchase, subject to adjustments in certain circumstances, up to 3,669,088 fully paid and non-assessable shares of Company Common Stock (the "Option Shares") at a price per share equal to $30.8125.

          Subject to applicable law and regulatory restrictions, KeyCorp may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within ninety days following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

          As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

               (i) The Company or any Company Subsidiary (as defined below), without having received KeyCorp's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder) other than KeyCorp or any KeyCorp Subsidiary (as defined below) or the Board of Directors of the Company (the "Company Board") shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the Option Agreement:

                    (A) "Acquisition Transaction" shall mean (x) a merger or
               consolidation, or any similar transaction, involving the Company or a Company Subsidiary (other than mergers, consolidations or similar transactions (1) involving solely the Company and/or one or more wholly owned Subsidiaries of the Company or (2) in which the voting securities of the Company outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into the voting securities of the surviving entity of any such transaction) at least 50% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after the consummation of such merger, consolidation, or similar transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of 25% or more of the assets of the Company or a Company Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of the Company or a Company Subsidiary;

                    (B) "Subsidiary" shall have the meaning set forth in Rule
               12b-2 under the Exchange Act;

                    (C) "Significant Subsidiary" shall have the meaning set
               forth in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC");

                    (D) "Company Subsidiary" shall mean any Significant
               Subsidiary of the Company; and

                    (E) "KeyCorp Subsidiary" shall mean any Subsidiary of
               KeyCorp.

               (ii) Any person other than KeyCorp or any KeyCorp Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Company Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act);

               (iii) The shareholders of the Company shall have voted and failed to approve the Merger Agreement or the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than KeyCorp or any KeyCorp Subsidiary) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

               (iv) The Company Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse to KeyCorp its recommendation that the shareholders of the Company approve the transactions contemplated by the Merger Agreement, or the Company or a Company Subsidiary shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than KeyCorp or a KeyCorp Subsidiary;

               (v) Any person other than KeyCorp or any KeyCorp Subsidiary shall have made a proposal to the Company or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced;

               (vi) Any person other than KeyCorp or any KeyCorp Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange or tender offer); or

               (vii) The Company shall have willfully breached any covenant or obligation contained in the Merger Agreement after any person other than KeyCorp or a KeyCorp Subsidiary shall have made a proposal to the Company or its shareholders to engage in an Acquisition Transaction, and following such breach KeyCorp would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or both).

          As defined in the Option Agreement, "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

               (i) The acquisition by any person (other than KeyCorp or any KeyCorp Subsidiary) of beneficial ownership of 25% or more of the then outstanding Company Common Stock; or

               (ii) The occurrence of the Initial Triggering Event described above, except that the percentage referred to in clause (z) of the definition of Acquisition Transaction shall be 25%.

          As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger; (ii) the termination of the Merger Agreement in accordance with the provisions thereof, if such termination occurs prior to the occurrence of an Initial Triggering Event and is not a termination by KeyCorp pursuant to Section 8.01(b) of the Merger Agreement (breach of Merger Agreement by either party entitles other party to terminate Merger Agreement) or Section 8.01(e) of the Merger Agreement (KeyCorp may terminate Merger Agreement if the Company's board of directors fails to recommend the Merger Agreement to the Company's stockholders, or withdraws such recommendation, or modifies or changes such recommendation in a manner adverse in any respect to the interests of KeyCorp); or (iii) the passage of eighteen (18) months (or such longer period as provided in the Option Agreement) after termination of the Merger Agreement, if such termination is concurrent with or follows the occurrence of an Initial Triggering Event or is a termination by KeyCorp pursuant to Section 8.01(b) or (e) of the Merger Agreement.

          As provided in the Option Agreement, in the event KeyCorp is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to the Company a written notice (the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that, if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, KeyCorp is obligated to file promptly the required notice or application for approval, notify promptly the Company of such filing, and process expeditiously the same and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

          Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Merger Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, KeyCorp, subject to the express provisions hereof, may assign in whole or in part its rights and obligations thereunder following the date of such Subsequent Triggering Event; provided that until the date 15 days following the date on which the Federal Reserve Board has approved an application by KeyCorp to acquire the shares of Company Common Stock subject to the Option, KeyCorp may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the sole purpose of conducting a widely dispersed public distribution on KeyCorp's behalf, or (iv) any other manner approved by the Federal Reserve Board.

          In addition, subject to certain exceptions, any shares of Company Common Stock purchased upon the exercise of the Option may be resold by KeyCorp pursuant to registration rights under the Option Agreement.

          In the event of any change in, or distributions in respect of, the Company Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Company Common Stock purchasable upon exercise of the Option will be appropriately adjusted and proper provision will be made so that, in the event that any additional shares of Company Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Company Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Company Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Company Common Stock), it equals 19.9% of the number of shares of Company Common Stock then issued and outstanding. Whenever the number of shares of Company Common Stock purchasable upon exercise of the Option is adjusted as provided in the Stock Option Agreement, the Option Price shall be adjusted by multiplying the Option Price immediately prior to the adjustment by a fraction, the numerator of which shall be equal to the number of shares of Company Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Company Common Stock purchasable after the adjustment.

          At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the holder of the Option (the "Holder"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), the Company (or any successor thereto) must repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to (A) the amount by which the market/offer price (as defined below) exceeds the Option Price (B) multiplied by the number of shares for which the Option may then be exercised and (2) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), the Company (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the highest price per share of Company Common Stock paid by any person that acquires beneficial ownership of 50% or more of the then outstanding Company Common Stock, (ii) the price per share of Company Common Stock to be paid by any third party pursuant to an agreement with the Company entered into after the date hereof and prior to the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, (iii) the highest last sale price for shares of Company Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of the Company or the Company's Subsidiary's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of the Company or the Company Subsidiary as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Company, divided by the number of shares of Company Common Stock of the Company outstanding at the time of such sale on a fully-diluted basis. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Company. Neither the Option Repurchase Price nor the Option Share Repurchase Price in the aggregate shall be less than the Surrender Price (as defined in Section 11 of the Option Agreement).

          A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

               (i) the acquisition by any person (other than KeyCorp or any KeyCorp Subsidiary) of beneficial ownership of 50% or more of the then outstanding Company Common Stock; or

               (ii) the consummation of any Acquisition Transaction, as described above, except that the percentage referred to in clause (z) of the definition of Acquisition Transaction shall be 50%.

          In the event that prior to an Exercise Termination Event, the Company enters into an agreement (i) to consolidate with or merge into any person, other than KeyCorp or a KeyCorp Subsidiary, or engage in a plan of exchange with any person, other than KeyCorp or a KeyCorp Subsidiary and the Company is not the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than KeyCorp or a KeyCorp Subsidiary, to merge into the Company or be acquired by the Company in a plan of exchange and the Company is the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Company Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Company Common Stock will after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or substantially all of its or the Company Subsidiary's assets to any person, other than KeyCorp or a KeyCorp Subsidiary, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (A) the Acquiring Corporation (as defined below) or (B) any person that controls the Acquiring Corporation.

          KeyCorp may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in the Option Agreement), surrender the Option (together with any Option Shares issued to and then owned by KeyCorp or any affiliate of KeyCorp) to the Company in exchange for a cash fee equal to the Surrender Price; provided, however, that KeyCorp may not exercise such right if the Company has previously repurchased the Option (or any portion thereof) or any Option Shares as described above. The "Surrender Price" will be equal to the sum of (i) $25,000,000 and (ii) if applicable, the aggregate purchase price previously paid pursuant hereto by KeyCorp with respect to any Option Shares, minus the sum of (iii) if applicable, the amount of the net cash profit, if any, received by KeyCorp pursuant to the arm's-length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any party not affiliated with KeyCorp, and (iv) the amount of any termination fee paid pursuant to Section
8.03 of the Merger Agreement.

          Copies of the Merger Agreement (excluding Annexes and Schedules thereto) and the Option Agreement were filed as Exhibits 2.1 and 10.1, respectively, to the Company's Current Report on Form 8-K/A-1, dated June 17, 1998, and are incorporated herein by reference and as Exhibits 1 and 2 hereto, respectively. The foregoing summaries are not intended to be complete and are qualified in their entirety by reference to such exhibits.

          Purchase of Company Common Stock. Subject to market conditions and developments with respect to the Merger, KeyCorp may purchase shares of Company Common Stock in the open market or in privately negotiated transactions.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          (a)-(b) KeyCorp may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, KeyCorp may exercise the Option only upon the happening of one or more events, none of which has occurred. See
Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 19.9% of the currently outstanding Company Common Stock (or approximately 16.6% after giving effect to the issuance of such Option Shares). KeyCorp has no right to vote or dispose of the shares of Company Common Stock subject to the Option unless and until such time as the Option is exercised. To the best knowledge of KeyCorp, none of the persons listed in
Schedule I hereto beneficially owns any shares of Company Common Stock. If KeyCorp were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Company Common Stock covered thereby. KeyCorp expressly disclaims beneficial ownership of the Option Shares because the Option is exercisable only in the circumstances described under Item 4, none of which has occurred as of the date hereof.

          As of June 18, 1998, Key Trust Company of Ohio National Association, a wholly owned bank subsidiary of KeyCorp ("KTC") held 163,522 shares of Company Common Stock in a fiduciary capacity for third parties (the "Fiduciary Shares") and may be deemed the beneficial owner of the Fiduciary Shares. KTC has sole voting power with respect to 20,022 of the Fiduciary Shares, shared voting power with respect to none of the Fiduciary Shares, sole dispositive power with respect to 3,080 of the Fiduciary Shares and shared dispositive power with respect to 12,806 of the Fiduciary Shares.

          As of June 18, 1998, Victory Ohio Regional Stock Fund, a mutual fund which is advised by Key Asset Management, Inc. ("KAMI"), an affiliate of KeyCorp, held 34,000 shares of Company Common Stock (the "Mutual Fund Shares") with respect to which KAMI had sole voting power and sole dispositive power.

          (c) KeyCorp acquired the Option in connection with the Merger Agreement. See Item 4 hereof. Other than the acquisition of the Option by KeyCorp, none of KeyCorp, KAMI, KTC or any other affiliate of KeyCorp has effected any transactions in Company Common Stock during the past 60 days. To the best knowledge of KeyCorp, none of the persons listed in Schedule I hereto has effected any transactions in Company Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

          Except as described in Item 4 and Item 5 hereof, neither KeyCorp nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------
     1         Agreement and Plan of Merger, dated as of June 15, 1998, between
               KeyCorp and McDonald & Company Investments, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form
               8-K/A-1, dated June 17, 1998).

     2 Stock Option Agreement, dated as of June 15, 1998, between KeyCorp and McDonald & Company Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A-1, dated June 17, 1998).



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 1998

                                           KEYCORP

                                           By:  /s/ Daniel R. Stolzer
                                                --------------------------------
                                                Name: Daniel R Stolzer
                                                Title: Vice President and
                                                       Associate General Counsel

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                     KEYCORP

         The names, business addresses and present principal occupations of the directors and executive officers of KeyCorp are set forth below. If no business address is given, the director's or officer's business address is 127 Public Square, Cleveland, Ohio 44114. The business address of each of the directors of KeyCorp is also the business address of such director's employer, if any. Directors of KeyCorp are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name                      Present Principal Occupation or Employment and Address
----                      ------------------------------------------------------

Gary R. Allen             Senior Executive Vice President and Chief Banking
                          Officer of KeyCorp.

*Cecil D. Andrus          Chairman, Andrus Center for Public
                          Policy. 1910 University Drive, Boise State
                          University, Boise, Idaho, 83725.

*William G. Bares         Chairman, President and Chief Executive Officer,
                          The Lubrizol Corporation. 29400 Lakeland Blvd. M/S
                          021A, Wickliffe, Ohio, 44092.

James E. Bennett          Senior Executive Vice President of KeyCorp.

*Albert C. Bersticker     Chairman and Chief Executive Officer, Ferro
                          Corporation. 1000 Lakeside Avenue, Cleveland, Ohio,
                          44114-1183.

James S. Bingay           Executive Vice President of KeyCorp.

*Dr. Carol A. Cartwright  President, Kent State University. Executive
                          Offices, Second Floor - Library Kent, Ohio,
                          44242-0001.

*Thomas A. Commes         President and Chief Operating Officer, The
                          Sherwin-Williams Company. 101 Prospect Avenue, 12th
                          Floor, Cleveland, Ohio, 44115.

*Kenneth M. Curtis        Principal, Curtis Thaxter Stevens Broder & Micoleau
                          LLC, P.A. One Canal Plaza, 10th Floor, Portland,
                          Maine, 04112.

*John C. Dimmer           President, Firs Management Corporation. 1019
                          Pacific Avenue, Suite 1408, Tacoma, Washington,
                          98402-4411.

James A. Fishell          Executive Vice President of KeyCorp.

*Robert W. Gillespie      Chairman and Chief Executive Officer of KeyCorp.

Allen J. Gula             Executive Vice President of KeyCorp.

*Stephen R. Hardis        Chairman and Chief Executive Officer, Eaton
                          Corporation. 1111 Superior Avenue, Cleveland, Ohio,
                          44114.

Robert B. Heisler         Executive Vice President of KeyCorp.

Thomas E. Helfrich        Executive Vice President of KeyCorp.

*Henry S. Hemingway       President, Town & Country Life Insurance. 50 S.
                          Main Street, Suite 1220 Salt Lake City, Utah 84144.

*Charles R. Hogan         President, Citation Management Group, Inc. 5312
                          Pacific Highway East Fife, Washington, 98424.

Lee Irving                Executive Vice President and Chief Accounting
                          Officer of KeyCorp.

*Henry L. Meyer III       President and Chief Operating Officer of KeyCorp.

*Douglas J. McGregor      Chairman and Chief Executive Officer, M.A. Hanna
                          Company. 200 Public Square, Suite 36-5000,
                          Cleveland, Ohio 44114-1306

*Steven A. Minter         Executive Director and President, The Cleveland
                          Foundation. 1400 Hanna Building, 1422 Euclid
                          Avenue, Cleveland, Ohio, 44115-2001.

*M. Thomas Moore          Retired Chairman and Chief Executive Officer,
                          Cleveland-Cliffs Inc. 1100 Superior Avenue, Suite
                          1800, Cleveland, Ohio 44114-2589.

*Richard W. Pogue         Senior Advisor, Dix & Eaton. Erieview Tower, Suite
                          1300, 1301 East 9th Street, Cleveland, Ohio, 44114.

K. Brent Somers           Senior Executive Vice President and Chief Financial
                          Officer of KeyCorp.

*Ronald B. Stafford       Senator, Stafford, Trombley, Purcell, Lahtinen,
                          Owens & Curtin, P.C. 1 Cumberland Avenue, P.O. Box
                          2947, Plattsburgh, New York, 12901.

Thomas C. Stevens         Senior Executive Vice President, General Counsel
                          and Secretary of KeyCorp.

*Dennis W. Sullivan       Executive Vice President, Parker-Hannifin
                          Corporation, 6035 Parkland Boulevard, Cleveland,
                          Ohio, 44124-4141.

*Peter G. Ten Eyck, II    President, Indian Ladder Farms. 219 Tygert Road,
                          Voorheesville, New York, 12186.

                                  Exhibit Index


  Exhibit No.       Description
  -----------       -----------

       1 Agreement and Plan of Merger, dated as of June 15, 1998, between KeyCorp and McDonald & Company Investments, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K/A-1, dated June 17, 1998).

       2 Stock Option Agreement, dated as of June 15, 1998, between KeyCorp and McDonald & Company Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A-1, dated June 17, 1998).